SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in the Number of Shares Owned by the Largest Shareholder of

Woori Bank

On December 9, 2016, Woori Bank reported that, as of December 8, 2016, the number of shares owned by its largest shareholder, the Korea Deposit Insurance Corporation (the “KDIC”), decreased from 239,097,161 shares of common stock to 185,017,161 shares of common stock, decreasing the KDIC’s equity stake in Woori Bank from 35.37% to 27.37%.

The change in the number of shares was caused by the sale of such shares in accordance with the privatization plan of Woori Bank. The change reflects the consummation of KDIC’s sales transactions of Woori Bank’s common stock with two institutional investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 9, 2016	By:	/s/ Kwang-Seok Kwon
(Signature)
Name: Kwang-Seok Kwon
Title: Managing Director